VIA EDGAR

To:	United States Securities and Exchange
Commission

Re:	Tahoe Resources Inc. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2014 (the “Annual Information Form”).

I, Charles Muerhoff, Vice President Technical Services of the Company, Reno, Nevada, hereby consent to:

•	the use of my name in connection with my involvement in the verification of post Feasibility Study technical information included the Annual Information Form;

•	the disclosure of such post Feasibility Study technical information in the Annual Information Form; and

•	the inclusion and incorporation by reference of such post Feasibility Study technical information in the Annual Report.

Dated the 12th day of March, 2015

/s/Charles Muerhoff
Charles Muerhoff, SME RM